Baring Asset Management Code of Ethics

This document constitutes the “Code of Ethics” applicable to Baring Asset Management Limited, Baring International Investment Limited and Baring Fund Managers Limited (“Group Companies”).

This Code is required to be adhered to by ALL employees acting on behalf of all Group Companies. Persons associated with any of the Group Companies, who are required to comply with this Code may instead comply with and report pursuant to a substantially similar code of ethics adopted by an affiliate of the Group Companies. It should be noted that under the US requirements applicable to Baring International Investment Limited (“BII”) in its role as investment advisor to US-registered 1940 companies (“1940 Act clients”), any material breach of this Code by “Access Persons” (refer to page 9 for definition) must be reported by the Organisational Risk and Compliance Department (ORC) to the Board of Directors of the relevant 1940 Act client on at least an annual basis.

Employees may not engage in any investment transaction under circumstances in which the employee benefits from or such transaction interferes with the purchase or sale of investments for a client. In addition, Employees may not use information concerning the investments or investment intentions of a client, or their ability to influence such investment intentions, for personal gain or in a manner detrimental to the interests of a client.

Employees may not engage in conduct that is deceitful, fraudulent or manipulative, or that involves false or misleading statements, in connection with the purchase or sale of investments for a client. In this regard, employees should recognize that it is unlawful to:

(i)	employ any device, scheme or artifice to defraud a client;

(ii)	make any untrue statement of a material fact to a client OR omit to state to a client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

(iii)	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon a client; or

(iv)	engage in any manipulative practice with respect to a client.

All employees who observe or become aware of conduct believed to be a violation of this Code of Ethics shall promptly report such violation to the Head of Organisational Risk and Compliance (HORC). The confidentiality of communications regarding actual or suspected violations of the Code will be protected, subject to applicable law, regulation or legal proceedings.

The Group Companies shall be required to provide all staff with a copy of this Code, as well as any amendments hereto, which may be provided by electronic delivery or by providing a link to where the document is posted. All Group Companies staff must sign a declaration stating that he/she has received, read, and understands this Code, and recognises that he/she is subject to this Code. Additionally, all staff must complete an annual declaration, certifying that he/she has read and understands this Code and recognizes that he/she is subject to this Code and that he/she has complied with the requirements of this Code and has disclosed or reported all personal securities transactions required to be disclosed or reported pursuant to the requirements of this Code.

For the purposes of this Code “Employee”, “staff” or “you” means any Director, employee, secondee, contractor and part-time or temporary employee of a Group Company.

This Code covers 3 Barings policies;

•	Section A: Personal Account Dealing

•	Section B: Undertaking third party activities

•	Section C: Gifts and Hospitality

BISLDCLS\CORPORATE\FINANCE\NONE

All staff are required to comply with and be aware of all Barings policies and procedures and not just those covered in this Code.

London Code of Ethics	May 2015
Confidential	2

BISLDCLS\CORPORATE\FINANCE\NONE

Section A: Personal Account Dealing Policy

1.	Key Points

•	You are required to abide by these rules as part of your Contract of Employment. Failure to abide by these rules could lead to dismissal.

•	If you do not comply with these rules you may be required to cancel or reverse any transaction in breach of these rules and any profit realised donated to a charity of Barings choosing. Any loss will be borne by you.

•	If you are prevented from dealing by this Policy you may not seek to get someone else to deal for you.

•	Before you buy or sell an investment you must check to see if the investment requires prior approval – see sections 5 and 6.

•	If the investment does NOT require prior approval, any trading is still subject to the general requirements - see section 4.

•	If the investment requires prior approval you must:

(i)	Obtain Prior Approval. You must obtain prior approval to trade (buy or sell) from Organisational Risk and Compliance (ORC) (see section 7.3);

(ii)	Arrangement with Broker. You must choose a broker who will agree to provide copy contract notes direct to ORC (see section 7.1);

(iii)	Trade within 24 hours of approval. (see section 7.8).

•	ALL employees must hold a Barings Fund for a minimum of 30 calendar days.

•	ALL employees must obtain prior approval to buy or sell a Barings Fund

•	ACCESS PERSONS are required to provide the following reports:

(i)	Initial statement of holdings. Provide within 10 calendar days of joining Barings or transferring to an Access Person role details of all existing investments;

(ii)	Quarterly Report. Complete a quarterly report (as at 31st March, 30th June, 30th September, 31st December), within 30 calendar days, setting out details of each transaction undertaken during the quarter (including transactions not subject to prior approval in accordance with this policy);

(iii)	Annual statement. Complete an annual statement, by January 30th following the year covered by the report, setting out details of Investments held as at 31st December.

If you have any questions please contact Organisational Risk and Compliance.

London Code of Ethics	May 2015
Confidential	3

BISLDCLS\CORPORATE\FINANCE\NONE

2.	Introduction/Purpose

2.1	This document sets out Barings’ policy on Personal Account (PA) Dealing.

2.2	PA Dealing is the buying and selling of ‘investments’. It includes transactions undertaken by you or your ‘connected persons’ or at your request or with your advice/guidance either for your benefit or for the benefit of another person.

2.3	Access Persons

There are people within the business, including all Investment Managers, who are defined as ‘Access Persons’. Access Persons have to seek approval to deal in a wider range of investments and have more onerous reporting requirements than employees who are not Access Persons.

2.4	Glossary

Many of the terms used in this policy have detailed meanings. The Glossary in Appendix 1 contains detailed descriptions of the terms used in this policy. If there is a term used that is not explained in the Glossary please refer to Organisational Risk and Compliance.

3.	Who is covered by this policy?

3.1	All employees of Barings in London are covered. This includes permanent employees, individuals seconded to Barings from another part of Barings or the MassMutual Group, contractors, part time and temporary staff.

4.	General rules applicable to all PA Dealing

4.1	You are required to abide by these rules as part of your Contract of Employment. Failure to abide by them could lead to summary dismissal.

4.2	If you do not comply with these rules you may be required to cancel or reverse any transaction in breach of these rules and any profit realised donated to a charity of Barings choosing. Any loss will be borne by you.

4.3	You are reminded that trading whilst in possession of ‘inside information’ or passing ‘inside information’ to others is subject to both Criminal and Civil Law and if you are found guilty of such an offence you may go to prison. For more information on ‘inside information’ please refer to the Market Conduct policy. If you are in receipt of ‘inside information’ you must inform Organisational Risk and Compliance immediately.

4.4	You must not undertake any transactions which:

4.4.1	commit you to a financial liability which you are not able to meet from readily available funds - you must have the required funds to settle a trade. In the case of the sale of a security, the security must be available for immediate delivery;

4.4.2	reduces your contribution to the work of your department and/or affects your duties to Barings or its’ clients.

4.5	You must not participate in intra day trading (buying and selling or selling and buying an investment on the same day).

4.6	Naked short selling (selling investments that you do not own) is prohibited.

London Code of Ethics	May 2015
Confidential	4

BISLDCLS\CORPORATE\FINANCE\NONE

4.7	If you are a Director, or concerned with the management of an Investment Trust sponsored by Barings, you are prohibited from dealing in the investments of these Investment Trusts during the closed periods relating to these Investment Trusts.

4.8	You should not undertake any transaction with a client of Barings, unless that client is a Broker.

4.9	You must not request or accept from a Broker any credit or special trading facilities in connection with a transaction.

4.10	If you are prevented from dealing by this Policy you may not seek to get someone else to deal for you.

4.11	Exemptions to this Policy

There is no automatic exemption to any part of this policy. Only the Head of Organisational Risk and Compliance (HORC) or the Head of Compliance (HOC) may grant an exemption in circumstances where, in their opinion, it is considered that there would be no detriment to Barings clients.

4.12	Co-operate with any inquiry by ORC

ORC may initiate inquiries regarding employees dealing activity. Employees are required to co-operate in such inquiries. An employee’s refusal to do so may result in disciplinary action, including dismissal.

5.	What Investments require prior approval?

5.1	All employees are required to obtain prior approval for the buying and selling of any “investment” that is linked to a specific company. It also includes private placements in a company.

Note: Making a recommendation to a third party to purchase or sell an investment covered by this policy requires prior approval.

5.2	An ‘investment’ includes shares, bonds, derivatives, spread bets, etc in/on any company.

5.3	The vehicle in which you hold the investment, e.g. ISA, SIPP, Child Trust Fund/Junior ISA, Trust, Warrant, Structured Product, Barings EBT, etc, does not change the requirement for approval.

5.4	Barings Funds

Barings Funds are those funds which are operated by, managed by or sub advised by Barings. This includes the mutual funds operated by Baring Fund Managers and Baring International Fund Managers (Ireland), the Baring Russia Fund, Barings Hedge Funds, etc. If you are not sure if a fund is a Barings Fund please check with ORC.

Buying or selling a Barings Fund must be undertaken in accordance with the Employees Dealing in Barings Funds policy.

ALL employees must hold a Barings Fund for a minimum of 30 calendar days.

ALL employees must obtain prior approval to buy or sell a Barings Fund.

Investment Managers that invest in their own funds must ensure that they do not in any way prioritise investment decisions in favour of the funds they are invested in at the expense of other portfolios that they manage.

5.5	Please refer to the glossary for the detailed definition of an “investment”.

London Code of Ethics	May 2015
Confidential	5

BISLDCLS\CORPORATE\FINANCE\NONE

6.	What Investments do NOT require prior approval?

6.1	You can buy and sell the following without the need for prior approval:

6.1.1	Life Insurance Polices;

6.1.2	Barings Employee Pension Scheme. Please note – all employees (including Access Persons) can invest in any fund available within the Barings Employee Pension Scheme, including Barings Funds (as long as they are held within this Scheme) without seeking approval in accordance with this policy. This also applies to the FFB regular savings plan (Frankfurt office only);

6.1.3	Barings FOP

6.1.4	Unit Trusts, OEICs and other open-ended mutual funds (other than Barings Funds – see section 5.4);

6.1.5	Foreign exchange;

6.1.6	Gold

6.1.7	Precious metals

6.1.8	Commodities

6.1.9	Government Debt

6.1.10	Money market instruments (including bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, shares issued by money market funds).

6.1.11	Derivatives, spread bets on anything other than an ‘investment’ as set out in section 5.2 (and as defined in Appendix 1);

6.1.12	Exchange traded funds;

6.1.13	Discretionary portfolios/ISAs, etc. Where you have appointed a third party to make the investment decisions and they do so with no input from you. Please see section 8 for the disclosures you need to make if you have or are setting up such an arrangement;

6.1.14	Corporate Actions

6.2	The following are exempt on acquisition but will require prior approval to sell:

6.2.1	Dividend re-investments. A standing election to automatically reinvest dividends or other distributions or to receive shares instead of cash:

6.2.2	Initial Public Offerings (IPOs). Note: Access Persons must seek prior approval for a US IPO, see section 11:

6.2.3	Investments purchased by regular contribution (see section 9 for the disclosures you need to make if you have or are setting up such an arrangement).

London Code of Ethics	May 2015
Confidential	6

BISLDCLS\CORPORATE\FINANCE\NONE

7.	Dealing Process

7.1	Appointment of a Broker

Before you commence dealing in any investment that requires prior approval either for your own account or that of a Connected Person you must appoint a broker of your choice. You should notify the Broker in writing that you are a Director/employee of Barings and that a copy of the contract note or confirmation for each transaction must be sent (at the same time the original is sent to you) to Head of Compliance, Baring Asset Management Limited, 155 Bishopsgate, London, EC2M 3XY, or by email to LdnUKComplianceMonitoring@barings.com.

7.2	You may only deal with Brokers who agree to provide copy contract notes direct to Barings ORC Department. If a broker cannot or will not provide copy contract notes, you will be unable to use that broker.

7.3	Process for Approval

Each time you buy or sell an investment that requires prior approval, you must apply to ORC for approval. You do this by entering the details of the proposed order on to the Personal Share Dealing Request Form which is available on the ORC Homepage of the Intranet (under ‘useful links’).

7.4	Provided that Barings has not traded in the investment within the last 3 business days and does not have a firm intention to trade in the investment in the next 3 business days then, in all probability, permission will be granted. Please remember however, that this means there is effectively a ‘blackout period’ of 7 business days. This means that you may not be able to sell your investments in a timely fashion and therefore you need to be prepared to bear the holding costs of an Investment for an indefinite period of time.

7.5	Stop Loss and Limit orders.

7.5.1	Stop Loss

If you want to place a stop loss on a trade then you must do this when you place the trade with the broker. Details of the stop loss must be advised to ORC with the request for approval and this will mean that you will not need to seek approval to close the position should the stop loss be triggered.

7.5.2	Limit orders

If you only wish to trade at a certain limit, this must be advised to ORC with the request for approval. The trade will still only be approved for 24 hours (see 7.8) and therefore you must advise your broker that if the limit is not reached during that period that they cannot deal. If you wish to continue with the Limit order you will need to seek re-approval every 24 hours.

7.6	You will receive an email advising whether permission to trade has been granted.

7.7	What happens if I am not in the office when I decide to deal?

In the event that you are not in the office on the day a transaction is to be undertaken, you must telephone ORC for permission to be arranged and documented as required above. ORC will complete the Personal Share Dealing Request Form during the telephone conversation. If permission to deal is granted ORC will call you.

7.8	How long does the permission remain valid for?

Permission to deal remains valid for 24 hours after it is first granted. Weekends and bank holidays are excluded for these purposes. For example, if permission was given at 2pm on Friday permission would remain valid until 2pm on Monday, if the Monday was a bank holiday, then 2pm on the Tuesday.

7.9	Postal applications

The same process applies for postal dealing but in addition

•	The fact that the deal will be made by post must be disclosed as part of the approval process

London Code of Ethics	May 2015
Confidential	7

BISLDCLS\CORPORATE\FINANCE\NONE

•	The postal application must be sent within 24 hours of the deal being approved and

•	A copy of the postal application must be sent to Compliance within 24 hours of the deal being approved

7.10 ORC may refuse any Personal Account Dealing transaction request without explanation. If this is the case you must not disclose to anyone that such refusal has occurred.

8.	Discretionary Portfolios/ISAs

ORC will require the following:

Discretionary Portfolios

8.1	Confirmation from the external Investment Manager in the form of an Investment Management Agreement (which must be signed by both parties) stating that the account will be managed by the firm on a discretionary basis without any consultation with, or instruction from, you.

8.2	You must also send a letter to your chosen Investment Manager stating that you are in the employ of Barings and as such are bound by Barings’ Personal Account Dealing Rules and that approval of this account will only be given if you are not aware of the Investment Transactions made on your behalf until after the transaction has been implemented. A copy of the Investment Manager’s acknowledgement of these terms should be sent to ORC.

8.3	If the agreement is terminated a copy of the termination letter should also be sent to ORC.

Discretionary ISA’s

8.4	A copy of the ISA Application Form or instruction sent to the ISA Manager stating that the account will be managed by the firm on a discretionary basis without any consultation with, or instruction from, you.

8.5	You must send a letter to the chosen ISA Manager stating that you are in the employ of Barings and as such are bound by the Personal Account Dealing Rules. Approval of this account will only be given by Barings if you are not aware of investment transactions made on your behalf until the transactions have been completed. A copy of the ISA Manager’s acknowledgement of these terms should be sent to ORC.

8.6	If the agreement is terminated a copy of this termination letter should be sent to ORC.

9.	Investments purchased by regular contribution

9.1	If you want to buy an investment (for which you would normally require prior approval in accordance with this policy) by setting up a regular standing order or direct debit you may do this without seeking prior approval each time you wish to invest (including the initial investment).

9.2	To qualify for this exemption you must provide ORC with a copy of the instruction/application form that you have sent to the service provider.

9.3	New employees must advise ORC of any pre-existing arrangements they have to purchase investments by regular contribution.

9.4	Employees must advise ORC if they stop making regular contributions.

London Code of Ethics	May 2015
Confidential	8

BISLDCLS\CORPORATE\FINANCE\NONE

9.5	Selling

Any sale of an investment acquired by regular contribution is subject to the requirement to obtain prior approval to sell from ORC. The instruction to sell must be sent to the service provider within 24 hours and the employee must confirm to ORC when the sale transaction has been completed.

10.	Access Persons – Reporting requirements

10.1	Access Persons are required under United States regulations to provide the following:

10.1.1	Initial statement of holdings

Provide within 10 calendar days of joining Barings or transferring to an Access Person role details of all existing investments in which you, or a Connected Person has a direct or indirect beneficial interest. The information must be current as of a date no more than 45 days prior to the date you become an Access Person.

10.1.2	Quarterly Report

Complete a quarterly report (as at 31st March, 30th June, 30th September, 31st December), within 30 calendar days, setting out details of each transaction undertaken during the relevant quarter as a result of which you or a Connected Person has acquired a direct or beneficial interest in the investment;

10.1.3	Annual statement

Complete an annual statement, by January 30th following the year covered by the report, setting out details of Investments in which you or a Connected Person have acquired a direct or indirect beneficial interest as at 31st December the preceding year. (Note: Access Persons who have a discretionary portfolio/ISA – see section 8 – will be required to provide an annual statement of holdings for their discretionary portfolio/ISA);

10.1.4	These Forms will be sent to you by ORC. The onus is on you to complete these Forms accurately and return them in a timely manner. You should be aware that these reports will be reconciled with other information available to ORC. Any irregularities will be questioned;

10.1.5	All holdings and transactions in unit trusts and other open ended mutual funds (Barings Funds and non-Barings funds) must be disclosed on the Annual and Quarterly Statement of holdings/transactions.

10.1.6	Access Persons will need to include details of holdings in the Barings EBT (that fall within this policy) in their quarterly and annual notifications. When a holding in the EBT is disclosed on the quarterly and annual returns you must state that it is ‘held in a discretionary trust in which I have a beneficial interest’.

10.1.7	Failure to submit a completed return by the due date may be treated as a breach of the Code of Ethics.

11.	Access persons – participation in US IPOs and Limited Offerings

11.1	Before participating in any Initial Public Offering or Limited Offering in the United States Access Persons must apply for permission from ORC. In granting this permission ORC will take in to consideration the following factors:

11.1.1	Whether the Access Person could influence the issuer or broker to the offer and whether the investment opportunity is being offered due to their position within Barings;

11.1.2	Whether there is any conflict of interest in the proposed investment by the employee; and

London Code of Ethics	May 2015
Confidential	9

BISLDCLS\CORPORATE\FINANCE\NONE

11.1.3	Where investment in the relevant security has been, or is to be made by Barings for clients, whether the investment opportunity should be reserved for clients.

11.2	If you have previously been given permission to participate in any public offer or private placement you must notify ORC in the event that there is any subsequent proposal to purchase a security of the same issuer for any 1940 Act Client. If this is the case the proposal to purchase the relevant security for a 1940 Act Client must be subject to independent review by a member of the investment team who does not have a personal interest or conflict in relation to the proposed purchase for the 1940 Act client.

London Code of Ethics	May 2015
Confidential	10

BISLDCLS\CORPORATE\FINANCE\NONE

Glossary

“Access Person”	1) Access person means:

(i) Any supervised persons:

(“Supervised person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment adviser/manager, or other person who provides investment advice/management on behalf of the investment adviser and is subject to the supervision and control of the investment adviser/manager.)

(A) Who has access to non-public information regarding any clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund, or

(B) Who is involved in making securities recommendations / trading decisions to clients, or who has access to such recommendations / decisions that are non-public.

(ii) As providing investment advice / management is our primary business, all directors, officers and partners are presumed to be access persons.

(iii) Supervised persons associated with the Group Companies may comply with and report pursuant to a substantially similar code of ethics adopted by an affiliate of the Group Companies.

This means that the following areas are caught by the definition of an access person (unless specifically excluded)

• Any executive Director of BAML or BIIL

• Any member of the BAML Management Committee

• Any Relationship Director/Account Manager

• All members of Investment Teams (including their Assistants but excluding Secretarial support)

• All Dealers

• All members of OCU

• All members of Investment Communications (part of Marketing)

• and any other member of staff who in the ordinary course of business makes decisions regarding, participates in, or obtains information about, intended investment transactions.

Supervised persons associated with the Group Companies may comply with and report pursuant to a substantially similar code of ethics adopted by an affiliate of the Group Companies.

“Barings”	means Baring Asset Management Limited, Baring International Investment Limited, Baring Fund Managers Limited and Baring Investment Services Limited.

“Broker”	means any broker, bank or other organisation which offers dealing or fund management services in Investments, or which offers retail investment vehicles

“Organisational Risk and Compliance”	means the London Organisational Risk and Compliance Department.

“Connected Persons”	means:
• Any company, partnership or other unincorporated body controlled by you or by another person falling within the categories set out below, or in which you or that person has a significant interest;

London Code of Ethics	May 2015
Confidential	11

BISLDCLS\CORPORATE\FINANCE\NONE

	•	Your spouse or partner;

	•	Any child under the age of 21, wherever resident and children over the age of 21 who normally reside in the household;

	•	Any members of your immediate family sharing the same household;

	•	Any other person who is associated with you or by reason of domestic, personal or business relationship (other than as arises solely because that person is a client of Barings), such that you have influence (including making recommendations to a third party) over that person’s judgement as to how to invest his/her funds or exercise any right attaching to his/her investments e.g. Trustee, Power of Attorney, member of an investment club.

“Employee” or “you”	means any Director, employee, secondee, contractor and part-time or temporary employee of Barings.

“Inside Information”	means information that

	•	relates to a particular security or issuer/issuer group

	•	is specific or precise information (i.e. not be of a general nature);

	•	is not generally available; and

	•	is price-sensitive (i.e. if the information were generally available, would be likely to have a significant effect on the price of that security).

“Investments”	means:

	(a)	any equity and debt securities, including shares, stock, investment trusts, VCT’s, treasury stock, bonds, debentures, loan stock, debenture stock, convertible stock, and whether such investment is listed or unlisted (including private placements) and whether traded in the UK or abroad; and

	(b)	warrants, options, futures, contracts for differences (this includes covered warrants, swaps and any instrument which settles in cash) and “spread bets”.

	(i)	For Access Persons, the term “Investments” also includes applications for participation in public offers of securities registered for public offer in the United States and,

“Limited Offering”	means an offering that is exempt from registration under the Securities Act of 1933 pursuant to section 4(2) or section 4(6) or pursuant to rule 504, rule 505 or rule 506 under the Securities Act of 1933.

“Personal Account Dealing”	means transactions in any investments effected by:

	(a)	you for your own account (whether the transactions undertaken on such account by you are for your direct or indirect benefit or that of another person);

	(b)	you for any other person who has given you, in your personal capacity, permission or authority to transact on their behalf;

	(c)	you in your capacity as a personal representative of an estate or as Trustee of a trust (in or under which there is a significant interest held by you or any

London Code of Ethics	May 2015
Confidential	12

BISLDCLS\CORPORATE\FINANCE\NONE

person (including a company) associated with you)). If you are a trustee of a trust in which you have no beneficial interest but may or may not be involved in the taking of investment decisions brief details of such arrangements must be provided to the Organisational Risk and Compliance Department, including the names of trustees and how investment decisions are made;

	(d)	you in your capacity as a personal representative of a Trustee (other than in (c) above) unless, in making the decision to trade, you are relying entirely on the advice of another person from whom it is appropriate to seek advice in the circumstances.

“US Initial Public Offering”	means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934.

London Code of Ethics	May 2015
Confidential	13

BISLDCLS\CORPORATE\FINANCE\NONE

Section B: Undertaking third party activities

1.	Key Points

•	You must disclose all external business interests that you have.

•	You must obtain prior permission to undertake (or continue to undertake) any role outside of Barings for which you are remunerated

•	You must obtain prior permission to undertake (or continue to undertake) any activity of a professional, business or other occupational nature of any kind whatsoever. This will include, for example, acting as a School Governor, the treasurer of a club, etc

•	If you are being appointed a Director or Officer of a Barings Company you must ensure that all relevant legal and regulatory notifications have been completed prior to commencement of duties.

If you have any questions regarding this policy please contact Organisational Risk and Compliance.

London Code of Ethics	May 2015
Confidential	14

BISLDCLS\CORPORATE\FINANCE\NONE

2.	Introduction/Purpose

This document sets out Barings’ policy on its employees undertaking any activity of a professional, business or other occupational nature of any kind whatsoever.

It also sets out Barings policy on the appointment of Barings staff as Directors or Officers (e.g. Finance Officer, Company Secretary, etc) of Barings companies (including any investment companies).

3.	Policy – activities external to Barings

3.1	Employees are expected to devote the whole of their working time, attention and abilities to their duties for Barings.

3.2	Employees must recognise their duty to maintain confidentiality of Barings business and that of Barings clients.

3.3	Employees may not, whether directly or indirectly, undertake any activity of a professional, business or other occupational nature of any kind whatsoever without obtaining prior approval in accordance with this policy.

3.4	If you are a new employee you must declare all relevant outside interests at the commencement of your employment with Barings.

3.5	Employees must disclose and seek approval to undertake any activity of a professional, business or other occupational nature of any kind whatsoever which they have or are considering undertaking. This includes

•	Any directorships (whether the company is trading or not)

•	Acting as a trustee

•	Holding of powers of attorney (where this will involve investments as defined in the Personal Account dealing policy)

•	Acting as an executor (where this will involve investments as defined in the Personal Account dealing policy)

•	Work outside Barings for which you will be remunerated/paid

•	Any position that will involve being absent from Barings during your usual working hours

•	Any position which has fiduciary responsibilities (e.g. governor of a school)

•	Any position which includes handling or overseeing the finances of an organisation (e.g. treasurer of a club)

•	Any position which may conflict with the interests of Barings

•	Any position which may in any way affect your abilities to carry out your duties for Barings.

Note: This list is not exhaustive. Employees should refer to either Human Resources or Organisational Risk and Compliance (ORC) to ascertain if an activity they are considering falls within the remit of this policy.

3.6	Remuneration. Depending on the nature of the role, in approving any request to undertake an activity, Barings reserves the right to require employees to forfeit any remuneration, which they would otherwise receive, to Barings.

London Code of Ethics	May 2015
Confidential	15

BISLDCLS\CORPORATE\FINANCE\NONE

4.	Procedure – activities external to Barings

4.1	Approval

To gain approval employees must proceed as follows:

4.1.1	Seek permission from your Head of Business Function by completing and submitting the form “Staff Request to Undertake a Third Party Activity or Personal Directorship/Officer Role”. This form can be found on the London ORC Section of the Intranet.

4.1.2	If your Line Manager and Department Head approve the request in principle they should send the Form to HR who will co-ordinate the final approvals (please refer to form for details).

4.1.3	If approved, Human Resources will retain the original form with your employee records and send a copy to ORC.

4.1.4	ORC maintains a register of third party activity. Names of companies where employees are Directors or Officers are passed by ORC to the Global Events team (in Investment Operations) to ensure they are aware of any potential conflict Barings may have in exercising voting rights in companies which Barings may invest in on behalf of their clients.

4.2	Factors to be considered.

In considering approval of a request to undertake an external activity the following matters will be considered

4.2.1	Whether the role will present any conflicts of interest with Barings business and/or your role or position within Barings

4.2.2	The amount of time which you are likely to spend in respect of the Third Party Activity, particularly any time required during working hours.

5.	Policy – appointment of Directors or Officers of Barings companies/investment vehicles

5.1	All such appointments must be approved by the Chairman and Chief Executive of BAML. In making such appointments consideration will be given to any potential conflicts of interest. This will include consideration of

•	any third party activities that the individual undertakes; including other directorships

•	any relationship (including any connected persons relationships) with third party suppliers (e.g. administrators, legal advisers, investment managers, etc) to the companies/investment vehicles

6.	Procedure - appointment of Directors or Officers of Barings companies/investment vehicles

6.1	This approval process applies if you are being appointed as a Director or Officer of a Barings Company or Barings Investment Vehicle or if you are being appointed as Director or Officer of investment vehicles sponsored by Barings or those to which Barings provides asset management services.

6.2	Any proposal must be made in writing or email by the Head of the relevant Business Function to the Chairman and Chief Executive of BAML.

6.3	Upon appointment or resignation the following Departments must be notified prior to commencement or cessation of duties

London Code of Ethics	May 2015
Confidential	16

BISLDCLS\CORPORATE\FINANCE\NONE

6.3.1	Human Resources Department;

6.3.2	Organisational Risk and Compliance who will ensure that any notices that are required to be made to or clearance obtained from relevant regulators are completed and the register of third party activity is updated accordingly.

6.3.3	The Company Secretary who will ensure (after applicable regulatory clearance is obtained by the ORC Department) that a Board meeting is held to approve the Appointment/Resignation and make necessary filings. The Company Secretary will notify the Legal Team promptly of the date of the Appointment in order to ensure that the Group Companies and MassMutual corporate data system and the Group Companies staff data system are updated

London Code of Ethics	May 2015
Confidential	17

BISLDCLS\CORPORATE\FINANCE\NONE

Section C: Gifts and Hospitality

1.	Introduction

The purpose of this document is to set out Barings’ policy on non-monetary benefits as well as your responsibilities under the policy. This policy should be read in conjunction with the Anti-bribery and Anti-corruption policy.

Non-monetary benefits are the giving and receiving of various non-cash benefits, including training, gifts and hospitality. This policy applies to:

a)	All staff based in the UK providing gifts and hospitality to any third party (either in the UK or overseas)

b)	All training and marketing events hosted and organised by the UK office; and

c)	Staff in overseas offices if they provide gifts and hospitality to UK intermediaries in the UK.

Any non-monetary benefit, whether or not specifically defined as a gift or hospitality within this document, must only be accepted in line with this policy. If you are unsure whether an item is subject to this policy you should consult Compliance.

1.1	General principles

You must never solicit a gift or hospitality nor accept one which could compromise your business judgement or could conflict with your duty to Barings and/or Barings’ clients, or whih could appear to others that your business judgement has been compromised. In-line with this, you must refuse all gifts and hospitality which are inappropriate or excessive – either on an individual or accumulative basis – and must not accept a fee, commission or monetary payment from a third party. Similarly, you must not offer gifts or hospitality which could compromise the recipient’s business judgement, conflict with their duty to their employer or client, be construed as inappropriate or excessive or be classified as a facilitation payment.

1.2	Principles for non-monetary benefits relating to intermediaries

All events and entertainment for intermediaries must be designed to enhance the service to the end client and not impair the recipients’ duty to act in the best interest of their client. The format of such events and entertainment must be conducive to achieving this purpose and costs must be reasonable and proportionate.

1.3	Approvals

Prior approval must be received from the Head of Organisational Risk & Compliance (or, in their absence, the Head of Compliance) before giving any gift or hospitality to a Foreign Public Official.

You must gain prior approval from your Line Manager and Compliance before giving or receiving a gift or hospitality over £100 in value or offering to pay for client or intermediary travel.

Employees in specific roles are required to disclose all gifts and hospitality with a value in excess of £40 (see list in 6.3 and 7.4).

Any time taken off work which is taken as a result of receiving a gift or hospitality should be taken as holiday, unless your Line Manager has agreed to waive this.

2.	Gifts

Definition: For the purpose of this policy, the word ‘gift’ or ‘gifts’ refers to ‘any tangible item(s) provided by a person or entity with which Barings has a current or potential business relationship’. Note: any form of entertainment where the donor is not present will be classified as a gift.

London Code of Ethics	May 2015
Confidential	18

BISLDCLS\CORPORATE\FINANCE\NONE

2.1	Cash

Gifts of cash and cash equivalents (eg cheques, vouchers, etc) are prohibited. You must neither offer nor accept such a gift. If you are offered one you should report it to Compliance and your Line Manager.

2.2	Charity Events

It is not permitted to contribute towards the cost of holding a charity event, such as a charity golf day, although Barings may make donations to a registered charity. Prior approval for such a donation must be received from your Line Manager and Compliance.

3.	Hospitality

Definition: For the purposes of this policy the word ‘hospitality’ means ‘training, events and all forms of entertainment (provided by or for a person or entity with which Barings has a current or potential business relationship) where the donor is present’. It includes, but is not limited to, lunches, dinners, parties, sporting events, cultural events or seminars and can take place in Barings offices or at an external venue. It will also include travel and accommodation wherever these are provided.

3.1	Accommodation

Where accommodation is a necessity, reasonable accommodation expenses can be accepted/provided as part of the event.

3.2	Travel

In certain circumstances and where travel is necessary and proportionate, reasonable travel expenses can be accepted/provided as part of the hospitality. Please refer to specific guidance in section 9 on foreign travel.

3.3	Training

Where you attend a free seminar or conference that is provided by a client, counterparty or other third party services provider this should be treated as hospitality. The current rates are noted below. For simplicity, a half day will include anything up to a half day, a full day anything over half a day. In addition to the cost of training, you should specify whether dinner or lunch were served.

•	1 day conference - £200

•	1⁄2 day conference - £100

•	Lunch - £25

•	Dinner - £50

Note: if the food and beverage element of the training is held at a distinctly separate venue then the actual cost of that sustenance should be recorded.

Exclusions:

a)	Events run by trade bodies, such as the Investment Association or Securities Institute.

b)	Broker conferences where investment staff are able to hear from management of companies. This is not included because the broker will be arranging these events for the management of the company to reach a large number of existing or potential investors in a short time. However, if the broker is specifically arranging access to the company management for Barings (or a limited number of investors) a fee for this service will need to be agreed and approved by Compliance before the meeting takes place.

London Code of Ethics	May 2015
Confidential	19

BISLDCLS\CORPORATE\FINANCE\NONE

3.4	Broker sponsored research trips

Staff may not accept travel and accommodation from brokers except for short taxi rides (less than £40 in total) where the broker travels with the staff member. Where the broker pays for more extensive travel or accommodation they must provide you with the costs, including flights, trains, hotel, etc, and Barings will reimburse them.

Prior to the trip you must estimate the value of any hospitality, detail and obtain prior approval from your Line Manager and Compliance before attending the research trip. This approval should cover any hospitality you anticipate providing to the broker as well as hospitality provided to you. If additional hospitality is provided during the trip which exceeds your estimate you must obtain the actual costs and ensure that your estimated value for hospitality is updated and resubmitted to your Line Manager and Compliance on your return.

4.	Foreign Public Officials

Definition: a Foreign Public Official (FPO) includes officials, whether elected or appointed, who hold a legislative, administrative or judicial position of any kind in a country outside the UK. It also includes any person who performs public functions in any branch of the national, local or municipal government of such a country or territory or who exercises a public function for any public agency or public enterprise of such a country or territory, such as professionals working for public health agencies and officers exercising public functions in state-owned enterprises. FPOs can also be an official or agent of a public international organisation, such as the UN or the World Bank. Note: If you are not certain if someone is a FPO please seek guidance from Compliance.

4.1	All employees must obtain prior authorisation from the Head of Organisational Risk & Compliance (or if unavailable, the Head of Compliance) for any gift, hospitality and entertainment that is given to a FPO. The Head of Organisational Risk & Compliance (or in their absence, the Head of Compliance) will determine whether or not the proposed gift, hospitality or entertainment is permissible.

4.2	The Head of Sovereign Wealth Funds and Official Institutions (HSWF) is exempted from 4.1 as this role primarily deals with FPOs and it may not be practical to obtain prior authorisation in all circumstances. Furthermore, there are other controls in place to understand the FPOs that the HSWF will be dealing with in advance of doing so. The HSWF must comply with all other provisions of this policy.

5.	Facilitation payments

Any facilitation payments (typically payments of small amounts to secure or expedite a routine governmental action to which you are otherwise lawfully entitled) are prohibited. Facilitation payments are best described as unofficial payments made to speed up or secure routine actions, often by public officials issuing permits, licenses or consents. The payment may be small but it will still be a bribe unless it is permitted or required by written local law.

If you have any questions or concerns about whether or not to make a payment which might constitute a facilitation payment you must contact the Head of Organisational Risk & Compliance (or in their absence, the Head of Compliance) for further advice and guidance before making such a payment.

6.	Receiving gifts and hospitality

Frequency and value: staff must not accept gifts or hospitality from one firm in excess of £1,000 or on more than four instances in any 12 month rolling period. Any proposed exceptions to this must be approved by the relevant Line Manager and Compliance. The Line Manager must state why:

a)	it is not considered to be excessive;

London Code of Ethics	May 2015
Confidential	20

BISLDCLS\CORPORATE\FINANCE\NONE

b)	the gift/event is required;

c)	it is reasonable.

6.1	Gifts over £100 in value (all employees)

a)	Prior approval from your Line Manager and Compliance must be gained before you accept a gift valued £100 or more. This is achieved by completing the G&H Received Form available on the Compliance intranet and attaching documentary evidence of the value of the gift.

b)	If you wish to keep the gift you will be asked to donate the equivalent value to the Barings charity.

If you do not wish to keep the gift you should give it to Compliance who will arrange for it to be donated/sold and the money raised is given to the Barings charity.

c)	If you decide to return the gift you must notify your Line Manager and Compliance stating who provided the gift, what it was, its value and why you returned it.

d)	When you receive a gift you must treat it as given to you. You may not split the gift between others to reduce its value (e.g. a case of wine).

6.2	Hospitality received over £100 in value (all employees)

You must obtain prior approval from your Line Manager and Compliance to accept hospitality with a value of £100 or more. You do this by completing the G&H Received Form available on the Compliance intranet and attaching documentary evidence confirming the value of the hospitality.

6.3	Gifts and Hospitality received over £40 in value (specified employees only)

This section applies to the following employees:

•	BAML CEO/Chairman

•	Chief Investment Officer

•	Chief Operating Officer

•	Head of Operations

•	Head of investment teams

•	Investment Managers

•	Investment/Research Analysts

•	Sales and Client Service personnel

•	Dealers

•	Product and Business Development

•	Senior managers from Information Technology

•	Senior managers in Marketing

These employees must disclose all gifts and hospitality received over the value of £40 on a monthly basis on the G&H Received Register. They must also follow the procedures for gifts and hospitality received over £100.

Where any prior approval was obtained based on estimates, the monthly register must include the actual figures.

7.	Dispensing gifts and hospitality

Frequency and value: staff must not provide gifts or hospitality to any one person in excess of £1,000 or on more than four instances in any 12 month rolling period. Any proposed exceptions to this must be approved by the relevant Line Manager and Compliance. The Line Manager must state why:

a)	it is not considered to be excessive;

b)	the gift/hospitality is required;

c)	it is reasonable.

London Code of Ethics	May 2015
Confidential	21

BISLDCLS\CORPORATE\FINANCE\NONE

7.1	G&H dispensed to an FPO

You must obtain prior approval from your Line Manager and the Head of Organisational Risk & Compliance (or in their absence, the Head of Compliance) before giving any gift or hospitality to a FPO (except for the Head of Sovereign Wealth Funds and Official Institutions – see section 4). The Head of Organisational Risk & Compliance will determine whether or not the proposed gift, hospitality or entertainment is permissible. You do this by completing the G&H Dispensing Form available on the Compliance intranet.

7.2	Gifts and hospitality dispensed to intermediaries

Scope: gifts and hospitality provided to intermediaries is subject to stricter requirements due to their role in promoting, selling and/or recommending Barings products to end clients. For the purpose of this procedure, an intermediary is an individual or company who influences clients in a specific way and includes:

a)	Consultants (excluding Field Consultants/Relationship Managers who advise clients on how to administer and structure their portfolios but are not involved in recommending funds or asset managers)

b)	Researchers and fund analysts

c)	Platforms

d)	Wholesale intermediaries, such as IFAs, discretionary managers, portfolio designers, fund of fund managers, para planners, stockbrokers, wealth managers and private bankers

Key considerations:

In addition to the guidance provided in the broader policy, any gift or hospitality to this group of people must meet the following:

a)	The activity must be designed for business purposes, such as product training, must enhance the quality of the service provided to the end client and should not impair the ability of the recipient(s) to act in the best interest of their client.

b)	Any event designed for UK intermediaries must not be located outside the UK.

c)	Invitation to the activity must not be based on criteria that could incentivise poor behaviour (eg it should not be based on the volume of business generated for Barings by the intermediary).

d)	Barings will not invite the partners of UK intermediaries to any events.

e)	Records of the activity must be retained that demonstrate how the activity meets the requirements set out in this section.

7.3	Gift and hospitality dispensed in excess of £100 (all employees)

You must gain prior approval from your Line Manager and the Head of Organisational Risk & Compliance (or in their absence, the Head of Compliance) before dispensing any gift or hospitality over £100 in value per person or when the total value of the event is over £1,000. This approval should be gained for all types of gifts and hospitality, including activity that is agreed as part of department budgets (e.g. the global mutual fund conference).

You do this by completing the G&H Dispensed Form available on the Compliance intranet. In the event that final attendee names have not been finalised when approval is sought, this information must be provided in retrospect and the original approval form must be re-signed by the signatories.

7.4	Gifts and hospitality dispensed with a value over £40 per person or to an FPO (specified employees only)

The list of employees noted below must use the G&H Dispensed Register to disclose, on a monthly basis, all G&H valued over £40 as well as gifts and hospitality of any value which is dispensed to FPOs.

•	BAML CEO/Chairman

•	Chief Investment Officer

•	Chief Operating Officer

•	Head of Operations

London Code of Ethics	May 2015
Confidential	22

BISLDCLS\CORPORATE\FINANCE\NONE

•	Head of investment teams

•	Investment Managers

•	Investment/Research Analysts

•	Sales and Client Service personnel

•	Dealers

•	Product and Business Development

•	Senior managers from Information Technology

•	Senior managers in Marketing

Where any prior approval was obtained based on estimates, the monthly register must include the actual figures.

8.	Gifts and hospitality register

The G&H Register must be completed, signed by the relevant Line Manager and returned to Compliance no later than the fifth business day after the preceding month. Nil returns are also required.

9.	Overseas travel

Barings standard policy is that it will not pay for overseas travel for clients or other third parties it is entertaining. Where Barings employees are being entertained Barings or the employee will pay for any overseas travel. Note: overseas travel extends to the Channel Islands and Ireland.

With the exception of UK intermediaries, this policy may be waived with the agreement of the Head of Department and the approval of Compliance. Barings will not pay for overseas travel for a partner, spouse or close family member to attend any event. An example of such a waiver is the Barings Global Conference which is held in London. In this instance, Barings will pay for the travel and accommodation of the foreign intermediaries as long as the travel and accommodation is proportionate to the event as a whole.

If the Head of Department wishes to waive this policy they must confirm that the requirements listed below are met. They must document their justification for waiving the policy and provide information on the nature and purpose of the event. A detailed breakdown of costs must be attached to the proposal when it is submitted to Compliance.

•	The offer of overseas travel is only for a genuine business purpose.

•	The offer of overseas travel is not offered as an incentive or reward.

•	The offer of overseas travel does not create any conflict for the recipient.

•	The cost of the overseas travel is not excessive or disproportionate to the purpose of the event.

10.	Associated persons

10.1	Receiving gifts and hospitality

Where a person is associated with you (for example a spouse, partner, child, friend, etc) and attends an event or receives a gift because of your role at Barings you must apply the requirements in this policy as if the gifts and hospitality was given to you. For example, if you and your partner attend an event which is valued at £100 per person, the value of that hospitality to you is considered to be £200. If the total value of hospitality is over £100 you will need to obtain prior approval to attend this event (see 6.2).

London Code of Ethics	May 2015
Confidential	23

BISLDCLS\CORPORATE\FINANCE\NONE

10.2	Dispensing gifts and hospitality

Where Barings is providing hospitality to any associated persons attending the event, the cost of Barings personnel and any persons associated to them is also removed from the calculation. For example: Barings invites four business guests and their partners (eight people). Two Barings employees and their partners act as host for the event (four people). The total cost of the event is £2,400. Whilst 12 people are attending only four of them are business contacts. Therefore the cost per person for the event will be £400 (£2,400 less the £800 cost for the hosts and then divided by the four business guests).

11	Holidays

It is the Line Manager’s decision on whether to require the person receiving hospitality that takes place during normal working hours needs to take leave or not.

London Code of Ethics	May 2015
Confidential	24

BISLDCLS\CORPORATE\FINANCE\NONE